Brad Pettijohn Work History

Over the last 22 years Brad has been the Owner and Operator of Pinnacle Conveniences Stations. Pinnacle has owned and operated gasoline/convenience stores in Southern California. They have owned several Arco AM/PMs and currently operate a 76/Circle K in Riverside California. Brad is responsible for the day to day operations of that site. Brad also joined the Board of Directors for Creator Films, Inc. in 2020.